
February 23, 2024

Zhuo Wang
Chairman and Chief Executive Officer
Springview Holdings Ltd
203 Henderson Road
#06-01
Henderson Industrial Park
Singapore 159546

>   **Re: Springview Holdings Ltd**
>   **Amendment No. 1 to Draft Registration Statement on Form F-1**
>   **Submitted February 5, 2024**
>   **CIK No. 0002002236**

Dear Zhuo Wang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 16, 2024 letter.

Amended Draft Registration Statement on Form F-1 submitted February 5. 2024

Risk Factors
Our operations are and could continue to be subject to inflationary pressure..., page 17

1.   We note your response to prior comment 5 that you "witnessed impacts of inflation" on your operations and that there is no guarantee that you will be able to efficiently pass on the resulting rise in costs to your customers. Clarify whether, in the periods in which you witnessed such impacts, you were able to pass along costs to customers. If you have not been able to pass along costs in the periods where you witnessed impacts, expand to quantify the impacts you experienced so investors can assess the risk.

Management, page 70

2.   We note your response to prior comment 13. Please revise the disclosure in your registration statement to reflect Ms. Lee's appointment as a director based on her control of your majority shareholder. Refer to Item 6.A.5 of Form 20-F.

Related Party Transactions, page 78

3.   We acknowledge your response to prior comment 17 and your disclosure that Kong Chuan Heng is your executive director's spouse. Please tell us how you intend to comply with Section 13(k) of the Securities Exchange Act of 1934 with respect to the outstanding loans made to Mr. Heng during fiscal 2022 and the six months ended June 30, 2022 and 2023.

Item 8. Exhibits and Financial Statement Schedules, page II-2

4.   We acknowledge your response to prior comment 19 and the filing of the financial support letter. Your financial statements reflect five bank loans comprising your loans and borrowings. Please file each agreement or advise us why they are not material.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Mengyi "Jason" Ye